                                             GLOBAL MARKETS & INVESTMENT BANKING

[MERRILL LYNCH LOGO]                         World Financial Center
                                             North Tower
                                             New York, New York 10281-1305
                                             212-449-6500

May 9, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Lipman Electronic Engineering Ltd.
    Registration Statement No. 333-124328

Gentlemen:

We hereby join the Company in requesting that the effective date for the
Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. e.d.t. on May 10, 2005, or as soon thereafter as possible, pursuant to Rule 430A.

In connection with the foregoing, please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary
Prospectus dated May 5, 2005.

N.Y.S.E./A.S.E.                                   1
Financial Services and Publications              15
N.A.S.D.                                          5
Underwriters                                      0
Dealers                                           0
Individuals & Corporations                      900
MLPF&S Inc. Branch Offices                      844
                                        -----------
    TOTAL                                     1,765 COPIES

          Very truly yours,

          MERRILL LYNCH & CO.
          MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
          As Underwriter

          BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

          By: /s/ Hugh H. Haynes
              --------------------------
                    Hugh H. Haynes
                 Authorized Signatory

                       LIPMAN ELECTRONIC ENGINEERING LTD.
                           11 Haamal Street, Park Afek
                            Rosh Haayin 48092, Israel

May 9, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Barbara C. Jacobs

Re:      Lipman Electronic Engineering Ltd. -
         Registration Statement on
         Form F-3 (File No. 333-124328)
         ------------------------------

Dear Ms. Jacobs:

         Lipman Electronic Engineering Ltd. hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form F-3 under the Securities Act of 1933, as amended, so that it will become effective at 3:00
p.m. New York time on May 10, 2005, or as soon thereafter as practicable.

                                   Very truly yours,

                                   Lipman Electronic Engineering Ltd.

                                   By: /s/ Isaac Angel
                                       ----------------------------------------
                                       Isaac Angel
                                       President and Chief Executive Officer